Exhibit 99.1


Name and Address of Reporting Person:        Ian M. Cumming
                                             c/o Leucadia National Corporation
                                             315 Park Avenue South
                                             New York, NY  10010

Issuer Name and Ticker or Trading Symbol:    HomeFed Corporation (HOFD.OB)

Statement for Month/Day/Year:                5/20/05


(1) On May 20, 2005, the Reporting Person donated (a) 140,000 shares of HomeFed common stock to a private charitable established by the Reporting Person, as to which he disclaims beneficial ownership, and (b) 60,000 shares of HomeFed common stock to a corporation which is owned 50% by the Reporting Person and 50% by the Reporting Person's wife.

(2) The zero ("0") in this column is a "dummy" amount, solely for the purpose of permitting the use of a descriptive footnote stating that the price is not applicable.

(3) Consists of (a) 9,530 shares of HomeFed common stock beneficially owned by the Reporting Person's wife (directly and through trusts for the benefit of his children of which his wife is trustee), (b) 60,000 shares of HomeFed common stock held by a corporation which is owned 50% by the Reporting Person and 50% by the Reporting Person's wife and (c) 2,474,226 shares of HomeFed common stock held by Leucadia National Corporation, a public company ("Leucadia"). The Reporting Person is a significant shareholder and Chairman of the Board of Directors of Leucadia. The reporting person disclaims beneficial ownership of the HomeFed common stock owned by Leucadia, except to the extent of his pecuniary interest, if any.



















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